UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
 __________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*
  __________________________________
Investcorp Credit Management BDC, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
46090R104
(CUSIP number)
Jennifer M. Pulick
General Counsel
Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022
(212) 380-5800
(Name, address and telephone number of person authorized to receive notices and communications)
March 2, 2020
(Date of event which requires filing of this statement)

  __________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46090R104

1	NAMES OF REPORTING PERSONS
Cyrus Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,818,186

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,818,186

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,818,186

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
Based on 13,756,748 shares of common stock of Investcorp Credit Management BDC, Inc. (the "Issuer") outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on February 10, 2020.

CUSIP No. 46090R104

1	NAMES OF REPORTING PERSONS
Cyrus Capital Partners, GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,818,186

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,818,186

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,818,186

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	Based on 13,756,748 shares of common stock of the Issuer outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2020.

CUSIP No. 46090R104

1	NAMES OF REPORTING PERSONS
Stephen C. Freidheim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,818,186

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,818,186

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,818,186

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	Based on 13,756,748 shares of common stock of the Issuer outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2020.

CUSIP No. 46090R104

1	NAMES OF REPORTING PERSONS
Crescent I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
717,819

	9	SOLE DISPOSITIVE POWER
717,819

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,819

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 13,756,748 shares of common stock of the Issuer outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2020.

CUSIP No. 46090R104

1	NAMES OF REPORTING PERSONS
CRS Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
645,274

	9	SOLE DISPOSITIVE POWER
645,274

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 13,756,748 shares of common stock of the Issuer outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2020.

CUSIP No. 46090R104

1	NAMES OF REPORTING PERSONS
Cyrus Opportunities Master Fund II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,077,092

	9	SOLE DISPOSITIVE POWER
2,077,092

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,077,092

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 13,756,748 shares of common stock of the Issuer outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2020.

CUSIP No. 46090R104

1	NAMES OF REPORTING PERSONS
Cyrus Select Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
378,001

	9	SOLE DISPOSITIVE POWER
378,001

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
378,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 13,756,748 shares of common stock of the Issuer outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2020.

CUSIP No. 46090R104

1	NAMES OF REPORTING PERSONS
Cyrus Capital Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,363,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,363,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 13,756,748 shares of common stock of the Issuer outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2020.

ITEM 1. Security and Issuer.
The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”) of Investcorp Credit Management BDC, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 280 Park Avenue, 39th Floor, New York, NY 10017. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
ITEM 2. Identity and Background.
a) The Reporting Persons are:
1. Cyrus Capital Partners, L.P. (“Cyrus Capital Partners”)
2. Cyrus Capital Partners GP, L.L.C. (“Cyrus Capital GP”)
3. Stephen C. Freidheim
4. Crescent 1, L.P. (“Crescent 1”)
5. CRS Master Fund, L.P. (“CRS Master”)
6. Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities II”)
7. Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”)
8. Cyrus Capital Advisors, L.L.C. (“Cyrus Capital Advisors”)
(b) The business address of each of the Reporting Persons is:
c/o Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022

See Schedule I with respect to the information required for each executive officer and director of Cyrus Opportunities II and Cyrus Select.
(c) Each of the Reporting Persons is engaged in the business of investment. Cyrus Capital Partners is the investment manager of Crescent 1, CRS Master, Cyrus Opportunities II and Cyrus Select (collectively, the “Cyrus Funds”), which directly hold the securities of the Issuer reported herein. Cyrus Capital Advisors is the general partner of Crescent I and CRS Master.  Cyrus Capital GP is the general partner of Cyrus Capital Partners and managing member of Cyrus Capital Advisors. Stephen C. Freidheim is the Chief Investment Officer of Cyrus Capital Partners and is the sole member and manager of Cyrus Capital GP. Mr. Freidheim may be deemed to indirectly beneficially own the securities held by the Cyrus Funds because Mr. Freidheim may be deemed to have voting and investment power over such securities by virtue of his relationship with Cyrus Capital Partners and Cyrus Capital GP.
(d) The Reporting persons (and any of the persons listed on Schedule 1) have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Persons (and any of the persons listed on Schedule 1) have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Citizenship of the Reporting Persons is as follows:
1. Cyrus Capital Partners – Delaware
2. Cyrus Capital GP – Delaware
3. Stephen C. Freidheim – United States of America
4. Crescent 1 – Delaware
5. CRS Master – Cayman Islands

6. Cyrus Opportunities II – Cayman Islands
7. Cyrus Select – Cayman Islands
8. Cyrus Capital Advisors – Delaware
The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.
As a result of the arrangements described in Item 6, the Reporting Persons may be deemed to be part of a Section 13(d) group with Investcorp BDC Holdings Limited (“IBDC”), Investcorp Credit Management US LLC (“ICM”), SIPCO Holdings Limited (“SIPCO”) and Investcorp S.A. (“Investcorp”, and together with IBDC, ICM, and SIPCO, the “Investcorp Persons”). The Reporting Persons previously reported their beneficial ownership of Common Stock of the Issuer on Schedule 13G.  Due to purchases of Common Stock of the Issuer during the past 12 months by IBDC that exceeded 2% of the outstanding shares of Common Stock, the Reporting Persons are filing this Schedule 13D as they may be deemed to be members of a group with the Investcorp Persons.  The Investcorp Persons separately make Schedule 13D filings containing their required information. For information on the Investcorp Persons and shares of Common Stock reported as beneficially owned by the Investcorp Persons, please refer to the Schedule 13D filings by the Investcorp Persons with respect to shares of Common Stock of the Issuer.
ITEM 3. Source and Amount of Funds or Other Consideration.
The Issuer was formed in February 2012 and commenced operations in March 2012 as CM Finance LLC, a Maryland limited liability company.  Prior to the Issuer’s initial public offering, the Cyrus Funds made capital commitments to the Issuer, which were used to make investments in accordance with the Issuer’s investment strategy and to pay for expenses of the Issuer.  Immediately prior to the pricing of the Issuer’s initial public offering in February 2014, through a series of transactions, CM Finance LLC was merged (the “Merger”) with and into CM Finance, Inc., a Maryland corporation, leaving CM Finance Inc. as the surviving entity.  In connection with the Merger, CM Finance Inc. (which later changed its name to Investcorp Credit Management BDC, Inc., the current name of the Issuer) issued to the Cyrus Funds 6,000,000 shares of Common Stock at a per share price of $15, equal to the Issuer’s initial public offering price, which partially represented the Cyrus Funds’ share of the Issuer’s net asset value as of the most recent quarter end for which financial statements were included in the prospectus for the Issuer’s initial public offering, adjusted for earnings, depreciation, cash considerations and distributions following such quarter but before the closing of the Merger.  Immediately following the Merger but prior to the pricing of the Issuer’s initial public offering, the Issuer repurchased shares of Common Stock of the Issuer from the Cyrus Funds, following which the Cyrus Funds held the number of shares of Common Stock reported herein. The funds used to fund the capital commitments to the Issuer came from the working capital of the Cyrus Funds.
ITEM 4. Purpose of Transaction.
The information in Item 3 and Item 6 is incorporated herein by reference. The shares of Common Stock reported herein are currently held by the Cyrus Funds for investment purposes.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors (the “Board”), price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 13,756,748 shares of Common Stock of the Issuer outstanding as of February 7, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on February 10, 2020.
The Investcorp Persons have represented to the Reporting Persons that they beneficially owned 396,066 shares of Common Stock as of March 11, 2020.  Collectively, as of March 11, 2020, the Reporting Persons and Investcorp Persons beneficially owned 4,214,252 shares of Common Stock, which represent approximately 30.6% of the Issuer’s outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Investcorp Persons.
(c) None of the Reporting Persons have effected any transactions in the class of securities reported on within the past 60 days.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Stock Purchase and Transaction Agreement
As previously announced by the Issuer, on June 26, 2019, the Issuer entered into a Stock Purchase and Transaction Agreement (the “SPA”) by and between the Issuer and IBDC, an affiliate of ICM. The SPA was entered into simultaneously with ICM’s entrance into a definitive interest purchase agreement (the “Interest Purchase Agreement”) to acquire a majority ownership interest in CM Investment Partners LLC (the “Adviser”), the investment adviser to the Issuer.  Pursuant to the Interest Purchase Agreement, ICM purchased the interest in the Adviser held by the Cyrus Funds.
The transactions contemplated by the SPA closed on August 30, 2019, at which time ICM and the Issuer entered into a new advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser acts as investment adviser to the Issuer, and a new administration agreement, pursuant to which the Adviser acts as the Issuer’s administrator.
Support and Voting Agreement
On June 26, 2019, the Cyrus Funds entered into a Support and Voting Agreement (the “Voting Agreement”) with ICM.  The Voting Agreement provides that the Cyrus Funds will participate in stockholder meetings and vote Common Stock owned by them on the date of the agreement (i) against, or otherwise not in favor of, electing one or more nominees to the Issuer’s Board proposed by a stockholder of the Issuer in connection with a proxy contest, (ii) against, or otherwise not in favor of, terminating the Advisory Agreement or approving any investment advisory agreement between the Issuer and any adviser other than the Adviser and (iii) in favor of renewing or approving the Advisory Agreement.  The Voting Agreement provides that such voting arrangements will terminate upon the earliest of (i) the Adviser no longer serving as the investment adviser to the Issuer, (ii) ICM and its affiliates no longer owning, in the aggregate, at least 50% of the equity interests in the Adviser, (iii) the Cyrus Funds (along with their affiliates) owning less than 7.5% of the outstanding shares of Common Stock, (iv) the date, if any, on which Michael C. Mauer is no longer the Co-Chief Investment Officer of the Adviser due to his termination without cause by the Adviser and (v) August 30, 2021 (the period prior to such determination, the “Restricted Voting Period”).

The Voting Agreement also provides that the Cyrus Funds shall not call a special meeting of stockholders to elect, remove or replace directors, to terminate the Advisory Agreement or to vote on any investment advisory agreement between the Issuer and any adviser other than the Adviser, nor will they grant any proxies or powers of attorney with respect to their Common Stock.  The Voting Agreement shall terminate upon the earlier of (a) the date of termination of the SPA in accordance with its terms, (b) the date on which the parties agree in writing to terminate the Voting Agreement, (c) the expiration of the Restricted Voting Period and (d) the entry into a definitive agreement between the parties pursuant to which ICM acquires all of the counterparty’s Common Stock.
The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.
Right of First Offer Agreement
On August 30, 2019, IBDC entered into a Right of First Offer Agreement (the “ROFO Agreement”) with the Cyrus Funds.  The ROFO Agreement provides that the Cyrus Funds shall not sell, transfer, pledge, hypothecate, gift, bequest, devise, assign or otherwise dispose of Common Stock owned by them on the date of the agreement, unless pursuant to a permitted transfer under the ROFO Agreement or as set forth below.  The ROFO Agreement provides that such arrangements will terminate upon the earliest of (i) the Adviser no longer serving as the investment adviser to the Issuer, (ii) IBDC and its affiliates no longer owning, in the aggregate, at least 50% of the equity interests in the Adviser, (iii) the Cyrus Funds (along with their affiliates) owning less than 10% of the outstanding Common Stock and (iv) the 18 month anniversary of the date of the ROFO Agreement (the period prior to such determination, the “ROFO Period”).
If the Cyrus Funds propose to sell Common Stock during the ROFO Period, they must provide notice to IBDC of the terms of the proposed sale at least three business days prior to the good faith estimate of the desired sale date.  IBDC may then purchase any or all of the Common Stock proposed to be sold, subject to certain minimum purchase amounts.  The foregoing right of first offer will not apply to the following permitted transfers: (i) transfer to affiliates that agree to be bound by the applicable ROFO Agreement, (ii) repurchases by the Issuer, (iii) certain sales pursuant to an effective registration statement and (iv) certain transfers pursuant to Rule 144 under the Securities Act of 1933.
The foregoing description of the ROFO Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the ROFO Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1
Support and Voting Agreement, dated as of June 26, 2019, by and among Cyrus Opportunities Master Fund II, Ltd., Crescent 1, L.P., CRS Master Fund, L.P. and Cyrus Select Opportunities Master Fund, Ltd. and Investcorp Credit Management US LLC (incorporated by reference to Exhibit B to the Schedule 13D, filed by Investcorp Credit Management US LLC, Investcorp BDC Holdings Limited, SIPCO Holdings Limited and Investcorp S.A. with the SEC on October 4, 2019).

99.2
Right of First Offer Agreement, dated as of August 30, 2019, by and among Cyrus Opportunities Master Fund II, Ltd., Crescent 1, L.P., CRS Master Fund, L.P. and Cyrus Select Opportunities Master Fund, Ltd., and Investcorp BDC Holdings Limited (incorporated by reference to Exhibit C to the Schedule 13D, filed by Investcorp Credit Management US LLC, Investcorp BDC Holdings Limited, SIPCO Holdings Limited and Investcorp S.A. with the SEC on October 4, 2019).

99.3	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

Schedule 1
The name and principal occupation or employment of the executive officers and directors of Cyrus Opportunities Master Fund II, Ltd. as of the date hereof are as set forth below. Except as noted below, the business address of each of the below individuals is c/o Cyrus Capital Partners, L.P., 65 East 55th Street, 35th Floor, New York, NY 10022.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted

Stephen C. Freidheim	Chief Investment Officer of Cyrus Capital Partners, L.P. Sole Member and Manager of Cyrus Capital Partners GP, LLC
David A. Milich	Chief Operating Officer of Cyrus Capital Partners, L.P.
Jennifer M. Pulick	General Counsel of Cyrus Capital Partners, L.P.
Anthony C. Scire	Chief Financial Officer of Cyrus Capital Partners, L.P.
Hooman Tavakolian	Chief Compliance Officer of Cyrus Capital Partners, L.P.
Martin Lang Marbury Fund Services (Cayman) Limited PO Box 2427 Grand Cayman, Cayman Islands KY1-1105	Director of Cyrus Opportunities Master Fund II, Ltd.
Tim Woolaver International Management Services Ltd. 3rd Floor Harbour Centre North Church Street P.O. Box 61 Grand Cayman, Cayman Islands KY1-1102	Director of Cyrus Opportunities Master Fund II, Ltd.

The name and principal occupation or employment of the executive officers and directors of Cyrus Select Opportunities Master Fund, Ltd. as of the date hereof are as set forth below. Except as noted below, the business address of each of the below individuals is c/o Cyrus Capital Partners, L.P., 65 East 55th Street, 35th Floor, New York, NY 10022.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted

Stephen C. Freidheim	Chief Investment Officer of Cyrus Capital Partners, L.P. Sole Member and Manager of Cyrus Capital Partners GP, LLC
David A. Milich	Chief Operating Officer of Cyrus Capital Partners, L.P.
Jennifer M. Pulick	General Counsel of Cyrus Capital Partners, L.P.
Anthony C. Scire	Chief Financial Officer of Cyrus Capital Partners, L.P.
Hooman Tavakolian	Chief Compliance Officer of Cyrus Capital Partners, L.P.
Martin Lang Marbury Fund Services (Cayman) Limited PO Box 2427 Grand Cayman, Cayman Islands KY1-1105	Director of Cyrus Select Opportunities Master Fund, Ltd.
Tim Woolaver International Management Services Ltd. 3rd Floor Harbour Centre North Church Street P.O. Box 61 Grand Cayman, Cayman Islands KY1-1102	Director of Cyrus Select Opportunities Master Fund, Ltd.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 12, 2020

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM
CRESCENT 1, L.P.

By:	Cyrus Capital Advisors, LLC, its general partner

By:	Cyrus Capital Partners GP, L.L.C.,
its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager
CRS MASTER FUND, L.P.

By:	Cyrus Capital Advisors, L.L.C., its general partner

By:	Cyrus Capital Partners GP, L.L.C.,
its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager
CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized Signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized Signatory

CYRUS CAPITAL ADVISORS, L.L.C.

By:	Cyrus Capital Partners GP, L.L.C.,
its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

Exhibit 99.3
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the beneficial ownership by each of the undersigned of the shares of Common Stock of Investcorp Credit Management BDC, Inc.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 12th day of March, 2020.

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM
CRESCENT 1, L.P.

By:	Cyrus Capital Advisors, LLC, its general partner

By:	Cyrus Capital Partners GP, L.L.C.,
its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager
CRS MASTER FUND, L.P.

By:	Cyrus Capital Advisors, L.L.C., its general partner

By:	Cyrus Capital Partners GP, L.L.C.,
its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager
CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized Signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized Signatory

CYRUS CAPITAL ADVISORS, L.L.C.

By:	Cyrus Capital Partners GP, L.L.C.,
its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager